UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 5)*

Vail Resorts, Inc.

(Name of Issuer)

Common Stock, par value $.01

(Title of Class of Securities)

91879Q109

(CUSIP Number)

Charles G. Huber, Jr.

Corporate Vice President, General Counsel and Secretary

Ralcorp Holdings, Inc.

800 Market Street, Suite 2900

St. Louis, Missouri 63101

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

October 20, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 2 of 10

1.	NAMES OF REPORTING PERSONS:
Ralcorp Holdings, Inc. (Formerly known as New Ralcorp Holdings, Inc.)

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):	43-1766315

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☐
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Missouri

7.	SOLE VOTING POWER : 7,454,406 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,454,406 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,454,406 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

19.2%, based on 38,753,220 shares outstanding as of September 29, 2006 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2006

14.	TYPE OF REPORTING PERSON:* HC

* SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 3 of 10

1.	NAMES OF REPORTING PERSONS:
RH Financial Corporation

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):	43-1790396

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*
a. ☐
b. ☐

3.	SEC USE ONLY:

4.	SOURCE OF FUNDS:* OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) OR 2(e):	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Nevada

7.	SOLE VOTING POWER : 7,454,406 (See Item 5)

NUMBER OF

SHARES

BENEFICIALLY	8.	SHARED VOTING POWER: 0

OWNED BY

EACH

REPORTING	9.	SOLE DISPOSITIVE POWER: 7,454,406 (See Item 5)

PERSON

WITH

10.	SHARED DISPOSITIVE POWER: 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
7,454,406 (See Item 5)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:*
☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11:

19.2%, based on 38,753,220 shares outstanding as of September 29, 2006 as reported in the Issuer’s Form 10-K for the fiscal year ended July 31, 2006

14.	TYPE OF REPORTING PERSON:* CO

* SEE INSTRUCTIONS BEFORE FILLING OUT!

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 4 of 10

This Amendment No. 5 to Schedule 13D (“Amendment No. 5”) amends and restates, where indicated, the statement on Schedule 13D relating to the common stock, par value $.01 per share (the “Common Stock”) of Vail Resorts, Inc., a Delaware corporation (the “Issuer”), filed by Ralcorp Holdings, Inc., a Missouri corporation, formerly known as New Ralcorp Holdings, Inc., (“Ralcorp”), with the Securities and Exchange Commission on February 13, 1997, as amended by Amendment No. 1 to Schedule 13D filed by Ralcorp with the Securities and Exchange Commission on October 18, 2005, Amendment No. 2 to Schedule 13D filed by Ralcorp and RH Financial Corporation (“RH Financial”) with the Securities and Exchange Commission on November 2, 2005, Amendment No. 3 to Schedule 13D filed by Ralcorp and RH Financial with the Securities and Exchange Commission on November 30, 2005 and Amendment No. 4 to the Schedule 13D filed by Ralcorp and RH Financial with the Securities and Exchange Commission on March 31, 2006 (as amended, the “Schedule 13D”). Capitalized terms used in this Amendment No. 5 but not otherwise defined herein have the meanings given to them in the Schedule 13D.

This Amendment No. 5 is being made to reflect (i) the final terms of the transactions entered into under the Forward Sale Agreement previously disclosed in Amendment No. 4 and (ii) the entry into certain agreements regarding the Common Stock of the Issuer, all as more fully described in Item 6 below. Except as otherwise set forth herein, this Amendment No. 5 does not modify any of the information previously reported by Ralcorp in the Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

According to the Issuer’s most recent publicly filed documents, as of September 29, 2006, the Issuer has issued and outstanding the following capital stock: no shares of Class A Common Stock and 38,753,220 shares of Common Stock. Based on this information, the Reporting Persons own 7,454,406 shares of Common Stock, or approximately 19.2% of the outstanding Common Stock, subject to the forward sale agreements and pledge agreements described in Item 6 below. Messrs. Granneman, Micheletto and Stiritz each beneficially own less than 1% of the outstanding Common Stock. Included in the shares beneficially owned by Messrs. Micheletto and Stiritz, are 25,000 and 22,500 shares of Common Stock, respectively, that may be acquired on or within 60 days of November 1, 2006 through the exercise of stock options. Each of the Reporting Persons, Messrs. Granneman, Micheletto and Stiritz has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of the shares beneficially owned by such person, subject to the forward sale agreements and pledge agreements described in Item 6 below. Except as set forth in Appendix 1, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any director or executive officer of the Reporting Persons beneficially owns or has a right to acquire, directly or indirectly, any other shares of Common Stock of the Issuer. During the past sixty days there have not been any transactions in the Common Stock of the Issuer by the Reporting Persons or, to the Reporting Persons’ knowledge, any director or executive officer of the Reporting Persons, other than the October 2006 forward sale transaction described in Item 6 below.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Shareholder Agreement and Termination Agreement

Since January 3, 1997, the Issuer, Apollo Ski Partners, L.P. (“Apollo”) and Ralcorp have been party to a shareholder agreement (the “Shareholder Agreement”) pursuant to which Apollo and Ralcorp were

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 5 of 10

subject to voting agreements and had certain registration rights. The Shareholder Agreement was amended as of November 1, 1999. The Issuer, Apollo and Ralcorp entered into a Termination Agreement (the “Termination Agreement”) on October 5, 2004 terminating the Shareholder Agreement, except for certain demand and piggyback registration rights with respect to the Common Stock owned by Ralcorp and the indemnification provisions contained in the Shareholder Agreement which survive as described below.

Under the terminated Shareholder Agreement, the parties had agreed to cause the Board of Directors of the Issuer to consist of no more than twenty directors, with Ralcorp having the ability to nominate two directors for so long as it owned at least ten percent of the Issuer’s outstanding voting securities. Messrs. Micheletto and Stiritz were Ralcorp’s two nominees for directors. Pursuant to the terminated Shareholder Agreement, Apollo had agreed to vote in favor of the election of the two directors nominated by Ralcorp.

The terminated Shareholder Agreement subjected Ralcorp to a voting agreement with respect to actions taken by the Issuer’s Board of Directors. Among other things, Ralcorp agreed to vote (i) “for” all the nominees recommended by the Board of Directors, (ii) in accordance with the Board of Directors on all shareholder proposals and (iii) in the same proportion as all other shareholders (i.e., “for,” “against” and “abstain”) on all other matters, except that Ralcorp had full discretion on extraordinary events such as mergers or consolidations, sales of assets, creation of new stock with voting rights and changes in the Issuer’s charter or bylaws.

Under the terms of the terminated Shareholder Agreement, Ralcorp had agreed to certain restrictions on the resale of its shares of Common Stock. Ralcorp had agreed not to transfer or sell its shares of Common Stock without the prior approval of a majority of the Board of Directors, other than (i) to affiliates or Ralcorp stockholders, (ii) pursuant to a demand or piggyback registration as allowed under the Shareholder Agreement or (iii) to a transferee, provided the transferee would not own more than ten percent of the outstanding voting securities of the Issuer and agreed to be bound by the Shareholder Agreement.

Under the continuing provisions, Ralcorp has the right to effect one demand registration per twelve month period; provided that no demand registration may be made if the shares of Common Stock constitute less than 6% of the outstanding voting securities of the Issuer (or, if less, all of the shares of Common Stock owned by Ralcorp) or the demand is made within six months after the effective date of any other registration of voting securities of the Issuer under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”). In addition, Ralcorp has the right to include the shares of Common Stock owned by it in any registration statement (other than the registration of securities in connection with a merger, acquisition, exchange offer or employee benefit plan maintained by the Issuer or its affiliates), filed by the Issuer or any other person, subject to cutback by the managing underwriter in certain specified circumstances. Such registration rights will survive until the later of:

•	the 18-month anniversary of the Termination Agreement; or
•	the date upon which a registration statement demanded by Ralcorp prior to the 18-month anniversary of the Termination Agreement is declared effective.

In addition, the Issuer, Ralcorp and Apollo have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that may be required to be made in that respect.

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 6 of 10

The foregoing description of the Shareholder Agreement and Termination Agreement is qualified in its entirety by the full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Forward Sale Agreements and Pledge Agreements

October 2005

RH Financial entered into a forward sale agreement (the “October 2005 Forward Sale Agreement”) dated October 31, 2005 with Bank of America, N.A. (“Bank of America”) relating to two transactions of up to 890,000 shares each, or an aggregate of up to 1,780,000 shares (the “October 2005 Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. On November 22, 2005, following the establishment of an initial hedge by the Bank of America in which it sold a number of shares equal to the October 2005 Hedged Shares at a weighted average per share price of $34.5878 which established the floor price (the “October 2005 Floor Price”) under the October 2005 Forward Sale Agreement in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. In consideration of the October 2005 Forward Sale Agreement, Bank of America paid RH Financial $50,518,214.34.

With respect to one transaction (the “October 2005 Tranche A”), RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 22, 2010, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the October 2005 Floor Price on November 22, 2010 – 890,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the October 2005 Floor Price but less than or equal to $48.6650 (the “October 2005 Tranche A Cap Price”) – a number of shares of Common Stock equal to the product of 890,000 shares multiplied by the quotient of the October 2005 Floor Price divided by the stock price on November 22, 2010; or (iii) if the price of the Issuer’s Common Stock is greater than the October 2005 Tranche A Cap Price – a number of shares equal to 890,000 shares multiplied by 1 minus the quotient of (the excess of the October 2005 Tranche A Cap Price over the Floor Price) divided by the stock price on November 22, 2010.

With respect to the other transaction (the “October 2005 Tranche B”), RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 21, 2008, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the October 2005 Floor Price on November 21, 2008 – 890,000 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the October 2005 Floor Price but less than or equal to $42.3335 (the “October 2005 Tranche B Cap Price” and together with the October 2005 Tranche A Cap Price, the “October 2005 Cap Prices”) – a number of shares of Common Stock equal to the product of 890,000 shares multiplied by the quotient of the October 2005 Floor Price divided by the stock price on November 21, 2008; or (iii) if the price of Issuer’s Common Stock is greater than the October 2005 Tranche B Cap Price – a number of shares equal to 890,000 shares multiplied by 1 minus the quotient of (the excess of the October 2005 Tranche B Cap Price over the October 2005 Floor Price) divided by the stock price on November 21, 2008.

The October 2005 Floor Price and the October 2005 Cap Prices are subject to adjustment for stock splits, reverse stock splits, spinoffs, mergers and similar events affecting the Issuer’s Common Stock, depending on the nature of the transaction. RH Financial may elect to retain ownership of the October 2005 Hedged Shares and settle amounts owing under each transaction in cash. Each of the transactions is subject to early settlement and termination under certain circumstances.

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 7 of 10

Pursuant to a related Pledge Agreement dated October 31, 2005 between RH Financial and Bank of America (the “October 2005 Pledge Agreement”), RH Financial has delivered and pledged the October 2005 Hedged Shares to Bank of America as security for its obligations under the Forward Sale Agreement. Under the October 2005 Pledge Agreement, unless an event of default or termination event has occurred and is continuing, RH Financial will continue to have the right to vote the October 2005 Hedged Shares. Additionally, so long as no event of default has occurred and is continuing, RH Financial has the right to substitute cash or government securities for the October 2005 Hedged Shares, subject to certain terms and conditions.

March 2006

RH Financial entered into a forward sale agreement (the “March 2006 Forward Sale Agreement”) dated March 22, 2006 with Bank of America relating to two transactions of up to 985,050 shares each, or an aggregate of up to 1,970,100 shares (the “March 2006 Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. On April 19, 2006, following the establishment of an initial hedge by the Bank of America in which it sold a number of shares equal to the March 2006 Hedged Shares at a weighted average per share price of $38.3400 which established the floor price (the “March 2006 Floor Price”) under the March 2006 Forward Sale Agreement in transactions conforming to the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution. In consideration of the March 2006 Forward Sale Agreement, Bank of America paid RH Financial $60,011,472.22.

With respect to one transaction (the “March 2006 Tranche A”), RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 16, 2011, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the March 2006 Floor Price on November 16, 2011 – 985,050 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the March 2006 Floor Price but less than or equal to $55.4013 (the “March 2006 Tranche A Cap Price”) – a number of shares of Common Stock equal to the product of 985,050 shares multiplied by the quotient of the March 2006 Floor Price divided by the stock price on November 16, 2011; or (iii) if the price of the Issuer’s Common Stock is greater than the March 2006 Tranche A Cap Price – a number of shares equal to 985,050 shares multiplied by 1 minus the quotient of (the excess of the March 2006 Tranche A Cap Price over the March 2006 Floor Price) divided by the stock price on November 16, 2011.

With respect to the other transaction (the “March 2006 Tranche B”), RH Financial has agreed to deliver a number of shares of Common Stock on the third business day after November 18, 2009, subject to early termination of the contract under certain circumstances, determined in accordance with the following formula: (i) if the price of the Issuer’s Common Stock is less than the March 2006 Floor Price on November 18, 2009 – 985,050 shares; (ii) if the price of the Issuer’s Common Stock is equal to or greater than the March 2006 Floor Price but less than or equal to $48.2317 (the “March 2006 Tranche B Cap Price” and together with the March 2006 Tranche A Cap Price, the “March 2006 Cap Prices”) – a number of shares of Common Stock equal to the product of 985,050 shares multiplied by the quotient of the March 2006 Floor Price divided by the stock price on November 18, 2009; or (iii) if the price of the Issuer’s Common Stock is greater than the March 2006 Tranche B Cap Price – a number of shares equal to 985,050 shares multiplied by 1 minus the quotient of (the excess of the March 2006 Tranche B Cap Price over the March 2006 Floor Price) divided by the stock price on November 18, 2009.

The March 2006 Floor Price and the March 2006 Cap Prices are subject to adjustment for stock splits, reverse stock splits, spinoffs, mergers and similar events affecting the Issuer’s Common Stock, depending on the nature of the transaction. RH Financial may elect to retain ownership of the March 2006 Hedged

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 8 of 10

Shares and settle amounts owing under each transaction in cash. Each of the transactions is subject to early settlement and termination under certain circumstances.

Pursuant to a related Pledge Agreement dated March 22, 2006 between RH Financial and Bank of America (the “March 2006 Pledge Agreement”), RH Financial has delivered and pledged the March 2006 Hedged Shares to Bank of America as security for its obligations under the March 2006 Forward Sale Agreement. Under the March 2006 Pledge Agreement, unless an event of default or termination event has occurred and is continuing, RH Financial will continue to have the right to vote the March 2006 Hedged Shares. Additionally, so long as no event of default has occurred and is continuing, RH Financial has the right to substitute cash or government securities for the March 2006 Hedged Shares, subject to certain terms and conditions.

October 2006

RH Financial entered into a forward sale agreement (the “October 2006 Forward Sale Agreement” and together with the October 2005 Forward Sale Agreement and the March 2006 Forward Sale Agreement, the “Forward Sale Agreements”) dated October 20, 2006 with Bank of America relating to a transaction of up to an aggregate of 1,200,000 shares (the “October 2006 Hedged Shares”) of the Issuer’s Common Stock, subject to adjustment. The trade date, the exact number of shares, the maturity date and various pricing related information for the transaction will be determined following the establishment of an initial hedge by the Bank of America in which it will sell a number of shares equal to the October 2006 Hedged Shares at market prices in transactions conforming to Rule 144, including the manner-of-sale conditions described in Rule 144(f) and (g) under the Securities Act of 1933, as amended, using principles of best execution, in accordance with a Rule 10b5-1 plan established under the October 2006 Forward Sale Agreement.

Upon settlement of the transaction, RH Financial will deliver a variable number of the October 2006 Hedged Shares to Bank of America depending upon the price of the Issuer’s Common Stock on the maturity date for the transaction. RH Financial may elect to retain ownership of the October 2006 Hedged Shares and settle amounts owing under the transaction in cash. The transaction is subject to early settlement and termination under certain circumstances.

Pursuant to a related Pledge Agreement dated October 20, 2006 between RH Financial and Bank of America (the “October 2006 Pledge Agreement,” and together with the October 2005 Pledge Agreement and the March 2006 Pledge Agreement, the “Pledge Agreements”), RH Financial has delivered and pledged the October 2006 Hedged Shares to Bank of America as security for its obligations under the October 2006 Forward Sale Agreement. Under the October 2006 Pledge Agreement, unless an event of default or termination event has occurred and is continuing, RH Financial will continue to have the right to vote the October 2006 Hedged Shares. Additionally, so long as no event of default has occurred and is continuing, RH Financial has the right to substitute cash or government securities for the October 2006 Hedged Shares, subject to certain terms and conditions.

The foregoing description of the material provisions of the Forward Sale Agreements and Pledge Agreements is qualified in its entirety by the full text of such agreements, which are incorporated herein by reference and are filed as exhibits hereto.

Other than the foregoing agreements and others described in filings made with the SEC by Ralcorp, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or, to the Reporting Persons’ knowledge, any of their directors or executive officers, or between such persons and any other person, with respect to any securities of the Issuer.

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 9 of 10

Item 7.   Materials to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Exhibit	Description
99.1

Stock Purchase Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996 (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996).

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997 (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997).

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000).

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004).

99.5

Forward Sale Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.6

Pledge Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.6 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.7

Joint Filing Agreement dated as of October 31, 2005 (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.8

Supplemental Confirmation (Reference Number – 20378) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.9

Supplemental Confirmation (Reference Number – 20379) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.9 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

AMENDMENT NO. 5 TO SCHEDULE 13D

CUSIP No. 91879Q109	Page 10 of 10

99.10*	Forward Sale Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A.
99.11

Pledge Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.11 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 31, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.12	Supplemental Confirmation (Reference Number – 22087) by and between RH Financial Corporation and Bank of America, N.A.
99.13	Supplemental Confirmation (Reference Number – 22088) by and between RH Financial Corporation and Bank of America, N.A.
99.14*	Forward Sale Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A.
99.15	Pledge Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A.
*	Certain terms of this agreement have been omitted pursuant to a confidential treatment request and filed separately with the Securities and Exchange Commission.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ralcorp Holdings, Inc.

November 1, 2006	/s/ Charles G. Huber, Jr.
Name: Charles G. Huber, Jr.
Title: Secretary

RH Financial Corporation

November 1, 2006	/s/ Charles G. Huber, Jr.
Name: Charles G. Huber, Jr.
Title: Secretary

Appendix 1

Directors and Executive Officers of Ralcorp Holdings, Inc.

Set forth below with respect to each director and executive officer of Ralcorp are (a) his name and business address (unless another address is set forth, the business address of each person is 800 Market Street, St. Louis, Missouri 63101); (b) present principal employment or occupation and the name and (if not Ralcorp) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer’s Common Stock beneficially owned. Ralcorp believes the stock ownership information below is correct as of November 1, 2006. The information will be updated when amendments to this Schedule 13D are filed.

Directors
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Bill G. Armstrong	Former Executive Vice President and Chief Operating Officer of Cargill Animal Nutrition, producer of animal feed products, and former Chief Operating Officer of Agribrands International, Inc., producer of animal feed products.	0
David R. Banks	Private equity investor.	0
Jack W. Goodall	Former Chairman of the Board of Jack in the Box Inc. (restaurants).	0
Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Bremner, Inc., producer of private label crackers and cookies, and Nutcracker Brands, Inc., producer of private label snack nuts.	0
David W. Kemper	Chairman, President and Chief Executive Officer of Commerce Bancshares, Inc. (a bank holding company).	0
Richard A. Liddy	Former Chairman of the Board of GenAmerica Financial (financial and insurance products) and Reinsurance Group of America, Incorporated (life reinsurance).	0
Joe R. Micheletto	Vice-Chairman of the Board of Directors and former Chief Executive Officer and President of Ralcorp Holdings, Inc.	32,168[1]

_________________________

1 25,000 shares of Common Stock that have vested or that may be acquired upon the vesting of stock options granted to Mr. Micheletto.

David P. Skarie	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer and President of The Carriage House Companies, Inc., producer of private label wet fill products and Ralston Foods, producer of private label cereal.	0
William P. Stiritz	Private equity investor.	26,250[2]

Executive Officers
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	See above.	0
David P. Skarie	See above.	0
Richard Scalise	Corporate Vice President, and President Frozen Bakery Products	0
Thomas G. Granneman	Corporate Vice President and Controller	200
Charles G. Huber, Jr.	Corporate Vice President, General Counsel and Secretary	0
Richard R. Koulouris	Corporate Vice President, and President, Bremner, Inc. and Nutcracker Brands, Inc.	0
Scott Monette	Corporate Vice President and Treasurer	0
Ronald D. Wilkinson	Corporate Vice President, and Director of Product Supply of Ralston Foods and The Carriage House Companies, Inc.	0

_________________________

2           Includes 22,500 shares of Common Stock that have vested or that may be acquired upon the vesting of stock options granted to Mr. Stiritz.

Directors and Executive Officers of RH Financial Corporation

Set forth below with respect to each director and executive officer of RH Financial Corporation are (a) his name and business address (unless another address is set forth, the business address of each person is 800 Market Street, St. Louis, Missouri 63101); (b) present principal employment or occupation and the name and (if not RH Financial Corporation) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, it is the same as the business address set forth for such person); and (c) the number of shares of the Issuer’s Common Stock beneficially owned. RH Financial Corporation believes the stock ownership information below is correct as of November 1, 2006. The information will be updated when amendments to this Schedule 13D are filed.

Directors
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	Co-Chief Executive Officer and President of Ralcorp Holdings, Inc. and Chief Executive Officer of Bremner, Inc., producer of private label crackers and cookies, and Nutcracker Brands, Inc., producer of private label snack nuts.	0
Charles G. Huber, Jr.	Corporate Vice President, General Counsel and Secretary of Ralcorp Holdings, Inc.	0
Scott Monette	Corporate Vice President and Treasurer of Ralcorp Holdings, Inc.	0

Executive Officers
Name/Address	Principal Employment/Occupation Information	# Shares of Common Stock Beneficially Owned
Kevin J. Hunt	Chief Executive Officer	0
Scott Monette	President and Treasurer	0
Thomas G. Granneman	Vice President	200
Charles G. Huber, Jr.	Secretary	0

Exhibit Index

Exhibit	Description
99.1

Stock Purchase Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Ralston Resorts, Inc. dated July 22, 1996 (Incorporated by reference to Exhibit 2.1 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated July 23, 1996).

99.2

Shareholder Agreement among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. dated January 3, 1997 (Incorporated by reference to Exhibit 2.4 of the report on Form 8-K of Vail Resorts, Inc. (SEC File No. 001-09614) dated January 8, 1997).

99.3

First Amendment to the Shareholder Agreement dated as of November 1, 1999, among Vail Resorts, Inc., Ralcorp Holdings, Inc., as successor to Ralston Foods, Inc., and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 10.17(b) to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended January 31, 2000).

99.4

Termination Agreement, dated as of October 5, 2004, by and among Vail Resorts, Inc., Ralcorp Holdings, Inc. and Apollo Ski Partners, L.P. (Incorporated by reference to Exhibit 99.6 to the report on Form 10-Q of Vail Resorts, Inc. (SEC File No. 001-09614) for the quarter ended October 31, 2004).

99.5

Forward Sale Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.6

Pledge Agreement, dated as of October 31, 2005, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.6 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.7

Joint Filing Agreement dated as of October 31, 2005 (Incorporated by reference to Exhibit 99.7 to Amendment No. 2 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 2, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.8

Supplemental Confirmation (Reference Number – 20378) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.8 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.9

Supplemental Confirmation (Reference Number – 20379) by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.9 to Amendment No. 3 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on November 30, 2005 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.10*	Forward Sale Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A.

99.11

Pledge Agreement, dated as of March 22, 2006, by and between RH Financial Corporation and Bank of America, N.A. (Incorporated by reference to Exhibit 99.11 to Amendment No. 4 to Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on March 31, 2006 with respect to the Common Stock of Vail Resorts, Inc. (SEC File No. 001-09614)).

99.12	Supplemental Confirmation (Reference Number – 22087) by and between RH Financial Corporation and Bank of America, N.A.
99.13	Supplemental Confirmation (Reference Number – 22088) by and between RH Financial Corporation and Bank of America, N.A.
99.14*	Forward Sale Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A.
99.15	Pledge Agreement, dated as of October 20, 2006, by and between RH Financial Corporation and Bank of America, N.A.

*	Certain terms of this agreement have been omitted pursuant to a confidential treatment request and filed separately with the Securities and Exchange Commission.